K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 24, 2024

VIA EDGAR

Mr. Aaron Brodsky

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Carillon Series Trust, Post-Effective Amendment No. 111

(Registration Nos. 811-07470 and 033-57986)

Dear Mr. Brodsky:

The following are the responses by and on behalf of Carillon Series Trust (the “Registrant”) to the comments that you provided by telephone on April 4 and April 15, 2024 to Kathy Kresch Ingber and Jacob M. Derr regarding your review of Post-Effective Amendment No. 111 (“PEA No. 111”) to the Registrant’s registration statement on Form N-1A, pertaining to the Carillon Chartwell Real Income Fund (effective April 26, 2024, the Carillon Chartwell Real Income Fund), Carillon Chartwell Mid Cap Value Fund, Carillon Chartwell Small Cap Growth Fund, Carillon Chartwell Small Cap Value Fund and Carillon Chartwell Short Duration High Yield Fund (the “Funds”), each a series of the Registrant. PEA No. 111 was filed with the Securities and Exchange Commission (“SEC”) on February 23, 2024, pursuant to Rule 485(a) under the Securities Act of 1933, as amended. Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in PEA No. 111.

1.

The Principal investment strategies section of the Summary for the Carillon Chartwell Real Income Fund (“Real Income Fund”) states that “[i]n selecting TIPS and other inflation-indexed debt securities, including those issued by the U.S. and non-U.S. government, their agencies and instrumentalities, the sub-adviser implements a relative value strategy . . .” To the extent not already disclosed in the Principal risks section of the Summary for the Real Income Fund, please disclose any risks associated with inflation-indexed debt securities issued by non-U.S. governments and their agencies and instrumentalities.

The Registrant has added “Foreign securities risks” to the Principal risks section. The risks associated with investments in inflation-indexed debt securities that are issued by non-U.S. governments and their agencies and instrumentalities are addressed in this “Foreign securities risk” or otherwise in the “Inflation-indexed debt securities risk.”.

2.

Please advise the SEC staff supplementally whether the Real Income Fund may invest more than 15% of its total assets in the securities of issuers that rely on the exclusions from the definition of an investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, as amended (“1940 Act”).

Securities and Exchange Commission

April 24, 2024

The Registrant confirms that the Fund will not invest more than 15% of its total assets in the securities of issuers that rely on the exclusions from the definition of an investment company in Section 3(c)(1) and 3(c)(7) of the 1940 Act.

3.

Please confirm supplementally whether the Registrant is relying on the no-action relief granted under Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) or MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) to reflect the performance disclosed in the Performance section of the Summary for the Real Income Fund. If accurate, also confirm supplementally that each Predecessor Fund was a registered investment company and each reorganization of a Predecessor Fund was completed pursuant to a registration statement on Form N-14 that was filed with the SEC.

The performance disclosed in the Performance section of the Summary is the performance of the Real Income Fund as it was managed pursuant to the Fund’s prior strategy. As the performance of the Real Income Fund, not a related account, is reflected in this section, the Registrant is providing the information required by Form N-1A, Item 4(b)(2). Accordingly, the Registrant is not relying on SEC no-action relief to include this disclosure.

As disclosed in the Performance section, the Real Income Fund is the successor to the Chartwell Income Fund pursuant to a reorganization that occurred on July 1, 2022 (“Reorganization”). In connection with that reorganization, the Real Income Fund adopted the performance history and financial statements of the Chartwell Income Fund.

As reflected in filings on the SEC’s EDGAR database, prior to the Reorganization: (i) in 2017, the Chartwell Income Fund acquired the assets and liabilities of the Berwyn Income Fund, a series of Investment Managers Series Trust (“IMST Income Fund”); (ii) in 2016, the IMST Income Fund acquired the assets and liabilities of the Berwyn Income Fund (“Berwyn Income Fund”), a series of Berwyn Funds; and (iii), although it occurred prior to the period of performance reflected in the Performance section of the Summary, in 1999, the Berwyn Income Fund acquired all the assets and liabilities of Berwyn Income Fund, Inc., which was organized on December 26, 1986. Berwyn Funds appears to have utilized the same Central Index Key and registration statement as Berwyn Income Fund, Inc., and the oldest registration statement for Berwyn Income Fund, Inc. included on the EDGAR database does not appear to disclose any prior reorganizations. Each of the reorganizations described above are collectively referred to as the “Predecessor Fund Reorganizations.” As reflected on the SEC’s EDGAR database, each of these funds adopted the performance and financial statements of its predecessor in connection with its respective Predecessor Fund Reorganization. Based on these filings, to the best of the Registrant’s knowledge, each of the IMST Income Fund, Berwyn Income Fund and Berwyn Income Fund, Inc. was a registered investment company, and each Predecessor Fund Reorganization was completed pursuant to a registration statement on Form N-14 or, in the case of the Berwyn Income Fund, Inc. reorganization, a proxy statement on Schedule 14A, that was filed with the SEC.

Securities and Exchange Commission

April 24, 2024

4.

In the Performance section of the Summary for the Real Income Fund, performance is compared to the Bloomberg U.S. TIPS Index (“TIPS Index”). The TIPS Index does not meet the definition of a “broad-based securities market index” set forth in Form N-1A, Item 27A(d)(2), Instruction 6. Please revise the disclosure to meet the new Form N-1A requirements.

The new definition of a broad-based securities market index in Item 27A was added to Form N-1A in connection with the adoption of the SEC’s Tailored Shareholder Report rule (“TSR Rule”). Form N-1A, Item 27A refers registrants to the SEC’s adopting release (“Adopting Release”) for the TSR Rule for information about the compliance date associated with the broad-based securities market index requirement.

According to the Adopting Release, “Funds’ registration statements and post-effective amendments to registration statements filed 18 months or more after the effective date that are required to include an appropriate broad-based securities market index must include an index that is consistent with the final rules’ new definition of a “broad-based” index.” (Emphasis added) (Adopting Release, p.197). The effective date for the TSR Rule was January 24, 2023. Therefore, compliance with the broad-based index requirement is compulsory for post-effective amendments filed on or after July 24, 2024, and is not required for the Real Income Fund as of the effective date of PEA No. 111.

The Registrant intends to comply with the new TSR Rule requirements, including with respect to the inclusion of an appropriate broad-based securities market index, in applicable filings made on or after July 24, 2024.

5.

In the Performance section of the Summary for the Carillon Chartwell Short Duration High Yield Fund (“High Yield Fund”), the heading for the performance table reflects that the performance shown is for the Carillon Chartwell Small Cap Growth Fund. Please revise the disclosure to reflect the performance of the High Yield Fund.

The Registrant confirms that performance reflected in the Performance section of the Summary for the High Yield Fund is that of the High Yield Fund. The heading for the table inadvertently referred to the Carillon Chartwell Small Cap Growth Fund.

6.

Please represent supplementally that the Real Income Fund has the records necessary to support the calculation of the performance disclosed in the section of the statutory prospectus titled “Prior Performance of Similar Accounts for the Carillon Chartwell Real Income Fund.”

The Registrant confirms that the Real Income Fund has the records necessary to support the calculation of the performance disclosed in the section of the statutory prospectus titled “Prior Performance of Similar Accounts for the Carillon Chartwell Real Income Fund.”

Securities and Exchange Commission

April 24, 2024

7.

“The Investment Information—A. Investment Policies, Strategies and Risks” section of the Statement of Additional Information (“SAI”) includes a discussion of ICE LIBOR (“LIBOR”) in the “Variable- or Floating-Rate Securities” subsection that may require updating. Please revise the disclosure as necessary to reflect recent developments.

The Registrant has determined that the disclosure regarding LIBOR is no longer applicable to the Funds. Accordingly, the Registrant has removed the discussion of LIBOR in the Variable- or Floating-Rate Securities subsection in the SAI.

8.

In the “Investment Information—A. Investment Policies, Strategies and Risks” section of the SAI, the discussion of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the “Regulation” subsection of the “Derivatives – Futures, Forwards, Options and Hedging Transactions” disclosure may require updating. Please review and update this disclosure.

The Registrant has updated the disclosure in the “Regulation” subsection of the “Derivatives – Futures, Forwards, Options and Hedging Transactions” section of the SAI, as appropriate.

9.

Please explain supplementally why the tables showing the Funds’ aggregate investment advisory and sub-advisory fees in the SAI section “Fund Information—D. Investment Adviser and Administrator; Sub-adviser—Advisory Fees” reflect that those fees have increased year over year.

The Registrant notes that the fee rates shown from the commencement of the Funds’ operations on July 1, 2022, through the fiscal year ended December 31, 2022, are not annualized. Accordingly, the fee rates and dollar amount of the fees that are disclosed for the six-month period are lower than the fee rates and dollar amounts disclosed for the full fiscal year ended December 31, 2023. The Registrant has added a sentence to the narrative preceding these tables, and a parenthetical to the heading for the period July 1, 2022 through December 31, 2022, reflecting that the rates shown from July 1, 2022, through December 31, 2022 are not annualized.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Susan L. Walzer

Ludmila M. Chwazik

Carillon Tower Advisers, Inc.